U.S. SECURITIES AND EXCHANGE COMMISSION

            WASHINGTON, D. C.  20549

                   FORM 12b-25

           NOTIFICATION OF LATE FILING


[X] Form 10-K   [   ] Form 20F   [   ] Form 11-K   [   ] Form 10-Q
[   ] Form N-SAR

For the Period Ended January 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 PART I - REGISTRANT INFORMATION

Full Name of Registrant: KIDSTOYSPLUS.COM, INC.

Address of Principal Executive Office:
                             2924 Cliffe Avenue, Courtenay,
                       British Columbia Canada V9N 2L7

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)    (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

[   ]         (ii) The subject quarterly report or transition report on Form
10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[   ]  (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

         The extension is needed due to missing information regarding the Company's operations and financial condition.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Michael L. Labertew, Esq.
               4685 South Highland Drive, Suite 202A
               Salt Lake City, Utah  84117
               Telephone:  (801) 274-1011

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          KIDSTOYSPLUS.COM, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 5/1/01                      /s/ Rick Timcke
          -------                       ----------------------------
                                          Rick Timke,
                                          President